

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 21, 2009

Via U.S. Mail and Fax
Mr. Philip J. Angelastro
Senior Vice President Finance
and Controller
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

           Re: Omnicom Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed February 27, 2009
           File No. 1-10551

Dear Mr.Angelastro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director